January 3, 2025

Haijian He
Chief Financial Officer
Kingsoft Cloud Holdings Ltd
Building D, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District
Beijing, 100085, the People's Republic of China

        Re: Kingsoft Cloud Holdings Ltd
            Form 20-F for the Fiscal Year Ended December 31, 2023
            Response dated December 5, 2024
            File No. 001-39278
Dear Haijian He:

        We have reviewed your December 5, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 21, 2024 letter.

Correspondence dated December 5, 2024
Part I, page 4

1. We note your response to prior comment 2 and reissue in part. Please ensure your disclosure provides a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP.
3.D. Risk Factors
You may experience difficulties effecting service of legal process..., page 51

2.     We note your response to prior comment 4 and your proposed
"Enforceability of Civil
       Liability" disclosure. Please revise your proposed disclosure to include Hong Kong or advise.
 January 3, 2025
Page 2

Operating and Financial Review and Prospects
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 126

3. We note your response to prior comment 5 in which you indicate that the decrease in your public cloud services revenues was primarily driven by your proactive scale-
       down of CDN services within public cloud services, while partially offset by the revenue increase from AI-related customers. Please quantify, to the extent material, the identified key drivers of revenue.
       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology